COHEN & STEERS

1166 Avenue of the Americas, 30th Floor

New York, New York 10036

January 11, 2024

VIA EDGAR

Shandy Pumphrey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:     Sarbanes-Oxley Review of Cohen & Steers Tax-Advantaged Preferred Securities & Income Fund

(Investment Company Act File Number 811-23493) and Cohen & Steers Low Duration Preferred & Income Fund, Inc. (Investment Company Act File Number 811-23097)

Dear Ms. Pumphrey:

Thank you for your oral comments provided on December 20, 2023 regarding your review of the annual Form N-CSR filings by the above-mentioned funds (each, a “Fund” and collectively, the “Funds”). Your oral comments are summarized below to the best of our understanding, followed by the Fund’s responses.

I.	FORM N-CSR COMMENTS

1.

Comment: “Regarding the Cohen & Steers Tax-Advantaged Preferred Securities and Income Fund (“PTA”), in future filings, please include a statement that more information about the Fund’s trustees can be found in the Fund’s statement of additional information.”

Response: We note that PTA’s statement of additional information was most recently updated on October 26, 2020 and that the information about the trustees contained therein is now out of date. The Fund will disclose, in future filings, that the statement of additional information contains additional information about the trustees as of the date thereof and that additional information about the trustees is also included in the Fund’s most recent proxy statement.

2.

Comment: “Regarding PTA, we note that the asset coverage ratio declined from 308% to 262% from October 31, 2021 to October 31, 2022, and that there was a decline in the balance of the revolving credit facility during the same period. Please confirm in correspondence that the Fund did not borrow under the credit facility while the asset coverage ratio was below 300%.”

Response: We confirm that the Fund did not borrow under the credit facility while the asset coverage ratio was below 300%. Because the Fund was able to borrow in British pounds sterling, the balance of the revolving credit agreement as expressed in U.S. dollars declined during the period solely due to foreign currency fluctuations.

3.

Comment: “Regarding PTA, we note that the statement of cash flows discloses the net decrease in payable for the revolving credit agreement. In future filings, if there are repayments and borrowings during the relevant period, please disclose these separately.”

Response: As noted above, because the Fund was able to borrow in British pounds sterling, the balance of the revolving credit agreement as expressed in U.S. dollars declined during the period solely due to foreign currency fluctuations. The Fund will disclose separately repayments, borrowings and changes due to currency fluctuations, if applicable, in future filings.

4.	Comment: “Regarding the statement of cash flows for PTA, in future filings, please define ‘cash’ in the significant accounting policies in the notes to the financial statements.”

Response: The Fund will add a definition of cash in the significant accounting policies in the notes to financial statements in future filings.

5.

Comment: “With respect to PTA, we note that derivatives exposure is greater than 10% of the Fund’s net assets but that the Fund’s Form N-CEN states that the Fund is relying on the limited derivatives user exception. Please describe in future filings how the Fund qualifies as a limited derivatives user.”

Response: We confirm that the Fund qualifies as a limited derivatives user because its derivatives exposure is less than 10% when interest rate swaps used to hedge against interest rate risk and forward foreign currency exchange contracts used to manage currency risk are excluded from the calculation as permitted by Rule 18f-4(c)(4)(i)(B) under the Investment Company Act. We will update the disclosure in future filings accordingly.

6.

Comment: “With respect to Item 2 of the Form N-CSR for the Cohen & Steers Low Duration Preferred and Income Fund, Inc. (“LPX”), we note that the hyperlink to the Fund’s Code of Ethics is not operational.”

Response: We will ensure that the hyperlink is operational in future filings.

7.

Comment: “For LPX, please explain in correspondence the differences between the expenses (before expense reduction) and expenses (net of expense reduction) noted in the financial highlights and the amounts disclosed in the current prospectus for the Class A shares.”

Response: The expenses (before expense reduction) and expenses (net of expense reduction) disclosed in the financial highlights are lower than the amounts disclosed in the current prospectus because the Fund was not charged the full contractual 0.35% of Distribution and Service (12b-1) Fees during the year ended April 30, 2023. The current prospectus reflects the maximum amount of such fees allowed to be paid by the Fund under the Fund’s Distribution and Service Plan adopted pursuant to Rule 12b-1 under the Investment Company Act.

8.	Comment: “For PTA and LPX, please ensure that the current version of Form N-CSR is used in future filings. In particular, please include a response to Items 4(i) and 4(j).”

Response: We will update our future filings accordingly.

9.	Comment: “For PTA and LPX, we note that both Funds disclose the average notional value of derivatives contracts. In future filings, please disclose the frequency of this measurement.”

Response: The Funds will disclose the frequency of the measurement of average notional value in future filings.

*        *         *         *         *

Should members of the Staff have any questions or comments regarding the responses herein, they should call the undersigned at 212.796.9391.

Very truly yours,

/s/ Albert Laskaj
Albert Laskaj
Chief Financial Officer

cc:	Dana DeVivo, Cohen & Steers

Francis Poli, Cohen & Steers

Adam Derechin, Cohen & Steers

James Giallanza, Cohen & Steers

Stephen Murphy, Cohen & Steers

Michael Doherty, Ropes & Gray LLP